UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025.

Commission File Number 001-41681

WANG & LEE GROUP, Inc.

(Translation of registrant’s name into English)

Mr. Pui Lung Ho, Chief Executive Officer

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

Telephone: +852 2889 1313

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced on May 7, 2025, the Company received a letter (the “Notification Letter”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”) on May 6, 2025, notifying the Company that, based upon the closing bid price of the Company’s ordinary shares for the last 30 consecutive business days, the Company is not currently in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”), which matter serves as a basis for delisting the Company’s securities from Nasdaq. Additionally, the Company’s securities had a closing bid of $0.10 or less for the last ten consecutive trading days, and accordingly, is subject to the provisions under Listing Rule 5810(c)(3)(A)(iii). This serves as an additional basis for delisting.

On June 25, 2025 the Company received an additional Notification Letter notifying the Company that the Staff has determined to delist the Company’s securities pursuant to their discretionary authority under Listing Rule 5101. The Staff’s determination was based on public interest concerns primarily in relation to the Company’s June 9, 2025 issuance of convertible notes .

The Company has the opportunity to request a hearing with the Hearings Panel (the “Panel”), by July 2, 2025, which the request was made on June 30, 2025. The hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. The fee for the hearing is $20,000.

Item 7.01. Regulation FD Disclosure.

On June 30, 2025, the Company issued a press release announcing the delisting notice.

The information contained in this Item 7.01 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit No.	Description

99.1	Press Release dated June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2025	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer